

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2010

John R. Signorello
Chairman and Chief Executive Officer
IceWEB, Inc.
22900 Shaw Road, Suite 111
Sterling, VA 20166

> **Re: IceWEB, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 29, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 000-27865**

Dear Mr. Signorello:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 12 – Stockholders' Deficit

B) Series B Convertible Preferred Stock, page 41

1. We note your disclosure on page 44 that the exercise price of the warrants and the number of shares issuable upon the exercise of the warrants is subject to adjustment if you issue common stock or securities convertible into common stock at an effective price less than the current exercise price of the warrant. Tell us whether these warrants are classified as a liability or within stockholders' deficit. In this regard, tell us whether you

believe the warrants are considered indexed to the company's stock and your
consideration of the guidance in ASC 815-40-55-33 and 34 in determining whether to
classify the warrants as a liability or within stockholders' deficit.

Note 14 – Acquisitions and Dispositions, page 51

2.   We note that on March 30, 2009 you disposed of IceWEB Virginia, Inc., a wholly-owned
subsidiary of the Company. Please tell us how you considered reporting the sale as a
discontinued operation. Please refer to ASC 205-20-45-1. Note that this comment also
applies to your subsequent Forms 10-Q and your Form S-1 originally filed on June 14,
2010.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Note 1 – Nature of Business

Purchase of Interest in VOIS Inc., page 9

3.   We note that in November 2009, you acquired a 16% interest in VOIS Inc. ("VOIS") for
$48 thousand and access to certain of the company's products and services. Please
clarify how you accounted for the consideration (both monetary and non-monetary)
provided to VOIS and the accounting literature relied on. We also note that as of June
30, 2010, you recorded an unrealized gain of $752 thousand related to this investment.
Please provide us with the details of your relationship, as well as your officer's and
director's relationship, with VOIS and tell us how you assessed whether VOIS is an
entity under the common control of the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief